DA32 Life Science Tech Acquisition Corp.

345 Park Avenue South, 12th Floor

New York, NY 10010

July 23, 2021

VIA EDGAR

Folake K. Ayoola

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DA32 Life Science Tech Acquisition Corp.

Registration Statement on Form S-1

Filed July 2, 2021, as amended

File No. 333-257679

Dear Ms. Ayoola:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, DA32 Life Science Tech Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 27, 2021, or as soon thereafter as practicable.

Please call Henrikki Harsu of White & Case LLP at (212) 819-7628 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Christopher Wolfe
Name: Christopher Wolfe
Title: Chief Financial Officer

cc: Henrikki Harsu, White & Case LLP

[Signature Page to Acceleration Request]